EXHIBIT 23.1

Consent of KPMG LLP

The Board of Directors and Stockholders of
Magma Design Automation, Inc.:

We consent to the incorporation by reference in the registration statement on this Form S-8 of Magma Design Automation, Inc. and subsidiaries of our report dated April 24, 2002, relating to the consolidated balance sheets of Magma Design Automation, Inc. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the three-year period ended March 31, 2002, and related financial statement schedule, which report appears in the March 31, 2002, annual report on Form 10-K of Magma Design Automation, Inc.

/s/    KPMG LLP

Mountain View, California
July 11, 2002